Exhibit (e)(6)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

ARTIO GLOBAL MANAGEMENT LLC

Series	Annual Sub-Adviser Fee (as a percentage of average daily net assets)
ING Artio Foreign Portfolio	0.45% on first $500 million; when assets are greater than or equal to $500 million, the fee schedule resets as indicated below: 0.40% on all assets